Exhibit 99.1

CHINA CERAMICS CO., LTD.

c/o Jinjiang Hengda Ceramics Co., Ltd.

Junbing Industrial Zone

Anhai, Jinjiang City

Fujian Province, PRC

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To be held May 23, 2016

To the Shareholders of

China Ceramics Co., Ltd.

Notice is hereby given that a special meeting of the Shareholders of China Ceramics Co., Ltd. (the “Company”) will be held on May 23, 2016 at 8:00 p.m. local time (or 8:00 a.m. Eastern Time) at the Company’s principal executive office, Junbing Industrial Area, Anhai, Jinjiang, Fujian, China. The meeting is called for the following purposes:

1.	To approve a combination of the Company’s shares at a ratio of one-for-eight; and
2.	To authorize an amendment to the Company’s Amended and Restated Memorandum and Articles of Association to increase the par value of the Company’s shares from $0.001 per share to $0.008 per share.

The close of business on April 21, 2016 has been fixed as the record date for the purpose of determining the shareholders entitled to notice of, and to vote at, the meeting. The stock transfer books or register of members of the Company will not be closed. The date on which this Proxy Statement and the accompanying form of proxy card will first be mailed or given to the Company’s shareholders is on or about April 27, 2016.

All shareholders are cordially invited to attend the meeting. Whether or not you expect to attend, you are respectfully requested by the Board of Directors to sign, date and return the enclosed proxy card promptly. Shareholders who appoint proxies retain the right to revoke them at any time prior to the voting thereof. A return envelope which requires no postage if mailed in the United States is enclosed for your convenience. You may obtain directions to the meeting by calling +86 (595) 8576 5053. This Proxy Statement, a form of proxy card and our most recent Annual Report are available online at the following internet address: www.cceramics.com.

By Order of the Board of Directors,

/s/ Huang Jia Dong

Huang Jia Dong

Chief Executive Officer

Dated: April 27, 2016

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CHINA CERAMICS CO., LTD.

c/o Jinjiang Hengda Ceramics Co., Ltd.

Junbing Industrial Zone

Anhai, Jinjiang City

Fujian Province, PRC

PROXY STATEMENT

SPECIAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board”) of China Ceramics Co., Ltd. (the “Company,” “China Ceramics,” “we,” “us,” or “our”) for a special meeting of Shareholders to be held at the Company’s principal executive office, Junbing Industrial Area, Anhai, Jinjiang, Fujian, China on May 23, 2016 at 8:00 p.m. local time (or 8:00 a.m. Eastern Time) and for any adjournment or adjournments thereof, for the purposes set forth in the accompanying Notice of Special Meeting of Shareholders. The Company will bear the costs of this solicitation.

If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any proxy card on which no instruction is specified will be voted in favor of the actions described in this Proxy Statement. Any shareholder appointing such a proxy has the power to revoke it at any time before it is voted. If you are a holder of record, written notice of such revocation should be forwarded to Continental Stock Transfer & Trust Company, 17 Battery Place, 8th Floor, New York, NY 10004, Attn: Proxy Services. If you hold your shares in street name, you should contact your broker about revoking your proxy.

Your vote is important. Accordingly, you are urged to sign and return the accompanying proxy card whether or not you plan to attend the meeting. If you do attend the meeting and are a record holder, you may vote by ballot at the meeting and your proxy will be deemed to be revoked. If you hold your shares in street name and wish to vote your shares at the meeting, you should contact your broker about getting a proxy appointing you to vote your shares.

VOTING SECURITIES

Only holders of shares, $0.001 par value per share (the “Shares”), of record at the close of business on April 21, 2016 (the “Record Date”) are entitled to vote at the meeting. On the Record Date, the Company had 21,859,409 Shares outstanding and entitled to vote at the special meeting. For purposes of voting at the special meeting, each Share is entitled to one vote upon all matters to be acted upon at the meeting. No less than 50% of the outstanding Shares entitled to vote at the special meeting represented in person or by proxy will constitute a quorum throughout the meeting. The affirmative vote of a simple majority of the votes cast in person or by proxy at the special meeting and entitled to vote is required to approve the combination of our shares at a ratio of one-for-eight and authorize the amendment to our Amended and Restated Memorandum of Association to increase the par value of the Company’s shares from $0.001 per share to $0.008 per share. Any Shares not voted (whether by abstention, broker non-vote or otherwise) will only impact the percentage of votes cast for or against the ratification of such matters. Except for determining the presence or absence of a quorum for the transaction of business, broker non-votes are not counted for any purpose in determining whether a matter has been approved.

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VOTING

If you are a shareholder of record, you may vote in person at the special meeting. We will give you a ballot sheet when you arrive. If you do not wish to vote in person or you will not be attending the special meeting, you may vote by proxy. If you have received a printed copy of these proxy materials by mail, you may vote by proxy using the enclosed proxy card. To vote by proxy using the enclosed proxy card (only if you have received a printed copy of these proxy materials by mail), complete, sign and date your proxy card and return it promptly in the envelope provided. If you intend to vote by proxy, your vote must be received by 5:30 p.m. Eastern Time on May 20, 2016 to be counted.

If you are not a shareholder of record, please follow the directions provided to you by your bank or broker. If you wish to vote in person at the meeting, please contact your bank or broker for the procedures necessary to allow you to vote your Shares in person.

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APPROVAL OF SHARE COMBINATION
(PROPOSAL NO. 1)

As previously announced, on September 21, 2015, the Company received a NASDAQ staff notification informing it that the bid price for its common shares had closed below the minimum $1.00 per share continued listing requirement. We were given 180 days, or until March 21, 2016, to regain compliance by maintaining a minimum closing bid price of at least $1.00 for at least ten consecutive business days (the “Bid Price Rule”). Since we were not able to regain compliance with the Bid Price Rule by the March 21, 2016 compliance deadline, as permitted under the NASDAQ rules, we voluntarily applied to transfer the listing of our common shares from the NASDAQ Global Market to the NASDAQ Capital Market, which was approved on March 23, 2016. In connection with the transfer of the listing of our common shares to the NASDAQ Capital Market, we were granted an additional 180 day period, or until September 19, 2016 (the “Compliance Date”), to regain compliance with the Bid Price Rule. Our Board has approved a combination of our shares at a ratio of one-for-eight (the “Share Combination”), and the Board is asking shareholders to approve such Share Combination.

Purpose of the Share Combination

The purpose of the Share Combination is to increase the market price per share of our shares so that we will regain compliance with the Bid Price Rule. Our Board intends to effect a Share Combination only if it believes that a decrease in the number of shares outstanding is likely to improve the trading price of our shares and is necessary to continue our listing on the NASDAQ Capital Market. If the Share Combination is authorized by our shareholders, our Board will have the discretion to implement the Share Combination at any time prior to the Compliance Date, or effect no Share Combination at all.

The Board believes that the delisting of our shares from the NASDAQ Capital Market would likely result in decreased liquidity. Such decreased liquidity would result in the increase in the volatility of the trading price of our shares and a diminution of investor interest. The Board also believes that such delisting could cause a loss of confidence of corporate partners, customers and our employees, which could harm our business and future prospects.

In evaluating whether or not to conduct the Share Combination, the Board also took into account various negative factors associated with a share combination. These factors include: the negative perception of share combinations held by some investors and other stock market participants; the fact that, occasionally, the stock price of some companies that have effected share combinations has subsequently declined back to pre-share combination levels; the adverse effect on liquidity that might be caused by a reduced number of shares outstanding; and the costs associated with implementing a share combination.

The Board considered these factors, and the potential harm of being delisted from the NASDAQ Capital Market. The Board determined that continued listing on the NASDAQ Capital Market is in the best interests of the Company and its shareholders, and that the Share Combination is necessary to attempt to maintain the listing of our shares on the NASDAQ Capital Market. As noted above, even if shareholders approve the Share Combination, we reserve the right not to effect the Share Combination if our Board does not deem it to be in the best interests of the Company and its shareholders.

There also can be no assurance that, after the Share Combination, we would be able to maintain the listing of our shares on the NASDAQ Capital Market. The NASDAQ Capital Market maintains several other continued listing requirements currently applicable to the listing of our shares. In addition, shareholders should recognize that if the Share Combination is effected, they will own a smaller number of shares than they currently own. While we expect that the Share Combination will result in an increase in the market price of our shares, the Share Combination may not increase the market price of our shares in proportion to the reduction in the number of shares outstanding or result in a permanent increase in the market price (which depends on many factors, including our performance, prospects and other factors that may be unrelated to the number of shares outstanding).

If the Share Combination is effected and the market price of our shares declines, the percentage decline as an absolute number and as a percentage of our overall market capitalization may be greater than would occur in the absence of the Share Combination. Furthermore, the liquidity of our shares could be adversely affected by the reduced number of shares that would be outstanding after the Share Combination. Accordingly, the Share Combination may not achieve the desired results that have been outlined above.

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If shareholders approve the Share Combination but no share combination is effected prior to the Compliance Date, our Board’s authority to effect the Share Combination will terminate.

Effects of the Share Combination on our Shares

On April 27, 2016, we had 21,859,409 shares outstanding. If the Share Combination is approved by the shareholders and our Board implements such Share Combination, the number of our outstanding shares will be decreased to approximately 2,732,426 and our current shareholders would hold one-eighth of the number of shares they held prior to the Share Combination. However, each shareholder’s proportionate ownership of the issued and outstanding shares immediately following the effectiveness of the Share Combination would remain the same.

The Share Combination will not change the number of authorized shares but will effectively increase the number of authorized and unissued shares available for future issuance. Although the increased proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect (for example, by permitting issuances that would dilute the share ownership of a person seeking to effect a change in the composition of our Board or contemplating a tender offer or other transaction for the combination of the Company with another company), the Share Combination proposal is not being proposed in response to any effort of which we are aware to accumulate our shares or obtain control of us, nor is it part of a plan by management to recommend a series of similar actions to our Board and shareholders. Other than the Share Combination proposal, our Board does not currently contemplate recommending the adoption of any other corporate action that could be construed to affect the ability of third parties to take over or change control of the Company.

Proportionate adjustments will be made based on the ratio of the Share Combination to the per share exercise price and the number of shares issuable upon the exercise or conversion of all outstanding options, warrants, convertible or exchangeable securities entitling the holders to purchase, exchange for, or convert into, our shares. This will result in approximately the same aggregate price being required to be paid under such options, warrants, convertible or exchangeable securities upon exercise, and approximately the same value of shares being delivered upon such exercise, exchange or conversion, immediately following the Share Combination as was the case immediately preceding the Share Combination. The number of shares deliverable upon settlement or vesting of restricted stock awards will be similarly adjusted, subject to our treatment of fractional shares. The number of shares reserved for issuance pursuant to these securities will be proportionately based upon the ration of the Share Combination ratio, subject to our treatment of fractional shares.

We do not currently intend to issue fractional shares in connection with the Share Combination. Therefore, we will not issue certificates evidencing fractional shares. In lieu of issuing fractions of shares, we will round down to the nearest whole number.

Our shares have a par value of $0.001 per share. If the Share Combination takes effect, our outstanding shares would combine into a number of shares equal to one-eighth of the number of shares outstanding before the Share Combination. As a result, the par value of our shares will be increased from $0.001 per share to $0.008 per share. This increase in the par value of our shares requires us to adopt an amendment to our Amended and Restated Memorandum and Articles of Association, as discussed in detail below and included in this Proxy Statement as Proposal No. 2. If Proposal No. 2 is not approved by the shareholders, we will not be allowed to effect the Share Combination.

When the Share Combination takes effect, we will notify the shareholders as soon as practical that the Share Combination has been effected. Upon the effectiveness of the Share Combination, each existing share certificate will be deemed to evidence ownership of the number of shares after the effect of the Share Combination.

THE BOARD OF DIRECTORS RECOMMENDS VOTING “FOR” THE COMBINATION OF OUR SHARES AT A RATIO OF ONE-FOR-EIGHT.

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AUTHORIZATION OF AN AMENDMENT TO OUR AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

(PROPOSAL NO. 2)

We are proposing an amendment to our Amended and Restated Memorandum and Articles of Association to increase the par value of the Company’s shares from $0.001 per share to $0.008 per share (the “Amendment”). Our Board will only effect such Amendment if we receive shareholders’ approval of the Share Combination and when we implement the Share Combination.

The Board has determined that it is necessary for the Company to amend the Amended and Restated Memorandum and Articles of Association to reflect the increase in the par value of our shares resulted in by the Share Combination when it is approved and implemented.

The Amendment, if effected, would amend Clause 6.2 of our Amended and Restated Memorandum and Articles of Association to read as follows:

“The Company is authorized to issue a maximum of 51,000,000 Shares of US$0.008 par value each, of a single class.”

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE FOLLOWING RESOLUTION:

RESOLVED AS A RESOLUTION OF SHAREHOLDERS THAT Clause 6.2 of the Company’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and be replaced with the following new Clause 6.2:

“6.2. The Company is authorized to issue a maximum of 51,000,000 Shares of US$0.008 par value each, of a single class.”

OTHER MATTERS

GENERAL

No matters other than those stated in this Proxy Statement may be presented for action at the meeting.

The Company will bear the cost of preparing, printing, assembling and mailing the proxy card, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation by telephone or telegraph. We may reimburse brokers or other persons holding Shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Shareholders wishing to communicate with the Board or any individual director may write to the Board or the individual director to the Board, China Ceramics Co., Ltd., c/o Jinjiang Hengda Ceramics Co., Ltd., Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, PRC. Any such communication must state the number of Shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the full Board or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

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WHERE YOU CAN FIND MORE INFORMATION

The Company files annual and current reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

April 27, 2016	By Order of the Board of Directors,

/s/ Huang Jia Dong
Huang Jia Dong
Chief Executive Officer

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SPECIAL MEETING OF SHAREHOLDERS OF

CHINA CERAMICS CO., LTD.

May 23, 2016

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, Proxy Statement and Proxy Card are available at:

http://www.cceramics.com

Please sign, date and mail your proxy card in the envelope provided promptly.

PROXY

CHINA CERAMICS CO., LTD.

SPECIAL MEETING OF SHAREHOLDERS

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Huang Jia Dong or Hen Man Edmund, individually, as proxy to represent the undersigned at the special meeting of Shareholders to be held on May 23, 2016 at 8:00 p.m. local time (or 8:00 a.m. Eastern Time) at the Company’s principal executive office, Junbing Industrial Area, Anhai, Jinjiang, Fujian, China, and at any adjournments thereof, and to vote the Shares the undersigned would be entitled to vote if personally present, as indicated below.

The Board of Directors recommends that you vote “FOR” each proposal.

1.	Approval of a one-for-eight combination of our shares.

FOR ☐	AGAINST ☐	ABSTAIN ☐

2.	Authorization of an amendment to our Amended and Restated Memorandum and Articles of Association to increase the par value of the Company’s shares from $0.001 per share to $0.008 per share.

FOR ☐	AGAINST ☐	ABSTAIN ☐

The Shares represented by this proxy, when properly executed, will be voted as directed; however, abstentions will have no effect on either proposal. Abstentions will be treated as being present and entitled to vote on the other items, if any, presented at the special meeting and, therefore, will have the effect of votes against such items.

Signature of Shareholder: _________________________ Date: ______________________, 2016

Signature of Shareholder: _________________________ Date: ______________________, 2016

Note: Please sign exactly as your name or names appear on this Proxy. If Shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.